EXHIBIT 21

SUBSIDIARIES OF HEALTHMARKETS

Subsidiary	Jurisdiction

The MEGA Life and Health Insurance Company	Oklahoma
Mid-West National Life Insurance Company of Tennessee	Texas
The Chesapeake Life Insurance Company	Oklahoma
Fidelity Life Insurance Company	Pennsylvania
Financial Services Reinsurance, Ltd.	Turks and Caicos Islands
United Group Reinsurance, Ltd.	Turks and Caicos Islands
U.S. Managers Life Insurance, Ltd.	Turks and Caicos Islands
Fidelity First Insurance Company	Texas
Performance Driven Awards, Inc.	Texas
Success Driven Awards, Inc.	Texas
HealthMarkets Lead Marketing Group	Delaware
United Management Services, Inc.	New York
New United Agency, Inc.	Delaware
The National Student Association, LLC	Texas
CFLD-I, Inc.	Delaware
UICI Funding Corp. 2	Delaware
Benefit Administration for the Self-Employed, LLC	Iowa
ZON Re — USA, LLC	Nevada
HealthMarkets, LLC	Delaware
Grapevine Finance LLC	Delaware